Exhibit 3.1

Amendments to the Amended and Restated By-laws of Edgewater Technology, Inc.

(Adopted by the Stockholders as of February 16, 2017)

Article II, Section 1 of the Amended and Restated By-Laws of Edgewater Technology, Inc. is hereby amended by replacing the second sentence of such section with the following:

“The number of Directors constituting the Board of Directors shall be eight members; provided, however, that the number of Directors constituting the Board of Directors may be adjusted from time to time by (i) a By-Law amending this Section 1 duly adopted by the Board of Directors or by the stockholders or (ii) a resolution passed by a majority of the Board of Directors.”

Article II, Section 2 of the Amended and Restated By-Laws of Edgewater Technology, Inc. is hereby amended and restated to read as follows:

“SECTION 2. Vacancies and Additional Directors. Unless otherwise required by law or the Certificate of Incorporation, vacancies on the Board of Directors caused by death, resignation, retirement or disqualification, and any newly created directorship resulting from any increase in the authorized number of Directors, may be filled by the affirmative vote of a majority of the Directors then in office, although less than a quorum, and any Director so elected to fill any such vacancy or newly created directorship shall hold office until his successor is elected and qualified or until his earlier resignation or removal; however, the stockholders shall have the exclusive ability to fill any vacancies on the Board of Directors arising from the removal of any Director(s) by the stockholders, and any Director(s) so chosen shall hold office until a successor is elected and qualified or until such Director’s earlier resignation or removal.”